Exhibit 99.1

THE FIRST NATIONAL BANK - FOX VALLEY

EMPLOYEE STOCK OWNERSHIP PLAN

Professional Fiduciary Services, LLC

John Michael Maier, Special Independent Fiduciary

March 10, 2017

Dear Participant:

On behalf of The First National Bank - Fox Valley Employee Stock Ownership Plan (the “ESOP”), John Michael Maier of Professional Fiduciary Services, LLC, in his capacity as special independent fiduciary (“Independent Fiduciary”), will submit a proxy for the special meeting of shareholders of First Menasha Bancshares, Inc. (the “Company”) to be held on April 3, 2017, at 5:30 p.m., at Butte des Morts Country Club, 3600 W. Prospect Avenue, Appleton, Wisconsin 54914 (the “Special Meeting”). At the Special Meeting, eligible shareholders of the Company will, by person or by proxy, vote on a proposal to approve and adopt the merger of the Company with and into Nicolet Bankshares, Inc. ("Nicolet"), pursuant to the Agreement and Plan of Merger, dated November 3, 2016 (the “Merger Agreement”), by and between the Company and Nicolet. If the Merger Agreement is adopted, at the closing of the transaction, the Company will merge with and into Nicolet. The effects of the merger are set forth in detail in the enclosed proxy statement-prospectus. Following the completion of the merger, the ESOP will receive its pro rata share of the merger consideration. The ESOP will repay its outstanding debt obligation with a portion of the merger consideration it receives with respect to unallocated shares of Company common stock held by the ESOP and allocate the remaining portion of that merger consideration to participants. Because the ESOP is being terminated in connection with the merger, liquidating distributions will then be made to participants as described in this ESOP Supplement.

The ESOP’s records indicate that your account currently has shares of Company common stock allocated to it. The number of shares will be reported to you on your annual statement for the plan year ended December 31, 2016. You will be able to vote such shares, and make an election for cash or stock as described below, using the enclosed Voting and Election Form.

If the merger is completed, the Company's shareholders will receive, at the election of each holder, cash of $131.50 per share of Company common stock or 3.411 shares of Nicolet common stock for each share of Company common stock (the “exchange ratio”), subject to proration procedures such that no less than 146,800 shares and no more than 234,900 shares (or approximately 25% to 40% of the issued shares) of Company common stock shall be exchanged for cash and the remaining shares shall be exchanged for Nicolet common stock or cancelled pursuant to the merger agreement. Further, the exchange ratio may fluctuate in the event that the Nicolet Common Stock Price, as defined in the Merger Agreement (a copy of which is included with the proxy statement-prospectus), is (a) greater than $43.55, in which case the exchange ratio would become floating at the quotient of $148.55 divided by the Nicolet Common Stock Price, or (b) less than $33.55, in which case the exchange ratio would become floating at the quotient of $114.44 divided by the Nicolet Common Stock Price. The closing price of Nicolet common stock was $48.37 per share on March 9, 2017, the last trading day before the date of this letter. As a result of these adjustments to the exchange ratio, if you elect Nicolet common stock as your form of merger consideration, the aggregate value of the Nicolet common stock received per share of Company common stock will not be greater than $148.55 per share or less than $114.44 per share. After the merger is completed, we expect that current Company shareholders will own between 12% and 14% of the outstanding shares of common stock of Nicolet, depending on the aggregate merger consideration elections and assuming no adjustment to the exchange ratio.

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Following the completion of the merger, the ESOP will receive its pro rata share of the merger consideration. The ESOP will repay its outstanding debt obligation with a portion of the merger consideration it receives with respect to unallocated shares of Company common stock and allocate the remaining portion of that merger consideration to participants. Because the ESOP is being terminated in connection with the merger, you will be entitled to take a distribution of your account in the ESOP according to the terms of the ESOP. The amount of your distribution will depend on the amounts credited to your account. Once the timing of the distributions becomes clear, you will be provided with detailed information concerning your eligibility and choices for receiving a distribution of your account in the ESOP along with a transmittal letter for you to use to select your choices. We anticipate that to occur late in the second quarter of 2017 or early in the third quarter of 2017.

Pursuant to the terms of the ESOP and applicable law, you are entitled to direct us, as special independent fiduciary for the ESOP, as to how to vote the Company shares currently allocated to your account in the ESOP with respect to approving or disapproving the merger. You will also be able to make an election with regard to whether you wish to receive cash or shares of Nicolet common stock for any shares allocated to your account in the ESOP as of December 31, 2016. To assist you in reaching a decision regarding your direction on these matters, we have enclosed a copy of the proxy statement-prospectus distributed by the Company to its shareholders regarding the exercise of their voting rights and making an election. We have also included, in question and answer format, an ESOP Supplement that provides you with additional information related to the ESOP by answering commonly asked questions. Finally, we have enclosed a Voting and Election Form which allows you to vote and make an election for your allocated shares as of December 31, 2016. You will need to complete and return the Voting and Election Form by March 31, 2017 to allow us to consider your direction before we vote the shares attributable to your account in the ESOP and indicate the merger consideration elections for participants in the ESOP.

Prior to consummation of the merger, there will be one additional contribution made by the Bank to the ESOP for 2017. Because the exact amount of shares that will be allocated to your account in the ESOP as part of the 2017 contribution will not be known prior to the deadline for voting or the deadline for indicating your merger consideration election, such shares will be voted by the Independent Fiduciary, and the Independent Fiduciary will make an election as to the preferred form of merger consideration to be received by the ESOP in exchange for such shares as well as for all Company shares held by the ESOP that remain unallocated following allocation of the 2017 contribution. The portion of the merger consideration received by the ESOP in respect of those unallocated shares of Company common stock in excess of the amount needed to repay the ESOP’s outstanding debt will be allocated to ESOP participant accounts.

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The ESOP Independent Fiduciary has reviewed the Merger Agreement and related background documents and consulted with the financial advisor to the ESOP regarding the adequacy of the merger consideration to be received for the Company's shares owned through the ESOP, and determined that the merger is fair to the ESOP from a financial point of view.

We strongly encourage you to read carefully the entire enclosed proxy statement-prospectus along with the ESOP Supplement. Your vote and merger consideration election are important and must be made voluntarily. Your vote and election cannot be coerced or unduly influenced by anyone. Your instructions will be kept strictly confidential and only an aggregate vote of all shares and an aggregate election regarding the types of merger consideration will be delivered on behalf of the ESOP. If you believe that anyone has attempted to coerce or unduly influence your instructions or if you merely have any questions or concerns about the merger, your vote, the election, the process, or the ESOP, please contact John Michael Maier immediately at maier@professional-fiduciary.com, by phone at 262-627-0366 or by mail at 1841 N Riverwalk Way, Milwaukee WI 53212.

Please submit your Voting and Election Form to us by 5:00 p.m. Central Time on March 31, 2017. The Voting and Election Forms may be submitted by email to maier@professional-fiduciary.com or by using the prepaid envelope provided to you with these materials.

Sincerely,

/s/ John Michael Maier of Professional Fiduciary Services, LLC, Special Independent Fiduciary

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ESOP SUPPLEMENT

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions regarding the proposed merger and its impact on the participants in The First National Bank - Fox Valley Employee Stock Ownership Plan (the “ESOP”). These questions and answers may not address all questions that may be important to you as a participant in the ESOP. If you have any additional questions, please contact John Michael Maier (the “Independent Fiduciary”) at Professional Fiduciary Services, LLC at maier@professional-fiduciary.com, phone 262-627-0366, address 1841 N Riverwalk Way, Milwaukee WI 53212.

Q.	What matters will be voted upon at the Special Meeting?

A.	First Menasha Bancshares, Inc. (the “Company”) is asking its shareholders to approve the transactions contemplated by the Agreement and Plan of Merger, dated November 3, 2016 (the “Merger Agreement”), by and between the Company and Nicolet Bancshares, Inc. ("Nicolet"), which provides for the merger of the Company with and into Nicolet, with the Nicolet surviving the merger.

Q.	What is the required vote to approve the transactions contemplated by the Merger Agreement?

A.	The approval of the transactions contemplated by the Merger Agreement requires the affirmative vote of holders of at least a majority of the Company’s issued and outstanding shares of common stock as of the close of business on February 17, 2017.

Q.	Who may vote at the Special Meeting?

A.	Holders of record of Company common stock as of the close of business on February 17, 2017, the record date for the special meeting, may vote at the special meeting. As of the record date, there were 587,249 shares of Company common stock issued and outstanding and entitled to vote. Of this amount, the ESOP held 43,060 shares (or approximately 7.33% of the Company). Shares held by the ESOP are to be voted under the ESOP and applicable law by the Independent Fiduciary of the ESOP based on the direction of participants as to the shares allocated to their accounts in the ESOP. The ESOP Independent Fiduciary is required under its fiduciary duties to ESOP participants to vote any shares not voted by ESOP participants and any shares not yet allocated to ESOP participants’ accounts in a manner determined to be prudent and solely in the best interests of participants.

Q.	What do I need to do now?

A.	After carefully reading and considering the information contained in this ESOP Supplement and the enclosed proxy statement-prospectus, please direct the Independent Fiduciary how to vote the shares allocated to your account in the ESOP and, regardless of how you vote, make a merger consideration election (as described in more detail below) by signing, dating, and returning the enclosed Voting and Election Form as soon as possible but no later than March 31, 2017.

Q.	What if I do not vote?

A.	If you fail to provide direction as to how to vote the shares attributed to your account in the ESOP by failing to return the Voting and Election Form, the Independent Fiduciary will vote the shares in its discretion and make a merger consideration election on your behalf, subject to its fiduciary duties under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

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Q.	What happens if I do not consent to the merger?

A.	If the merger is approved by the holders of a majority of the shares, then the merger will occur, subject to certain conditions set forth in the Merger Agreement, and the ESOP will receive its share of the proposed merger consideration unless it exercises a right to dissent. At the discretion of the Independent Fiduciary, the ESOP may exercise its right to dissent by complying with the procedures set forth in the section entitled “You Have Dissenters’ Rights” in the enclosed proxy statement-prospectus. The Independent Fiduciary is not required to exercise the ESOP’s dissenters’ rights, and individual ESOP participants are not allowed to dissent only with respect to the shares they own through the ESOP. For the foregoing reasons, even if you vote to disapprove the merger, you should make a merger consideration election in the event the merger occurs despite your disapproval and the Independent Fiduciary fails to exercise the ESOP’s dissenters’ rights.

Q.	What are the proposed transactions?

A.	If the merger is approved and subsequently completed, the Company will merge with and into Nicolet, and The First National Bank - Fox Valley will merge with and into Nicolet National Bank.

Q.	If the merger is completed, what will the ESOP receive for shares attributed to my account in the ESOP?

A.	If the merger is completed, each share of the Company's common stock (excluding treasury shares, shares held directly or indirectly by Nicolet (other than in a fiduciary capacity or in connection with debts previously contracted), shares underlying restricted stock awards, and dissenting shares; all such shares are referred to herein as the “cancelled shares”) will be converted into the right to receive, at the holder’s election and subject to the proration and the exceptions explained further below, 3.411 shares of Nicolet common stock (the “per share stock consideration”) or cash of $131.50 per share of Company common stock (the “per share cash consideration”).

Merger Consideration Election Procedures

You may make an election on the Voting and Election Form to exchange the Company shares allocated to you in the ESOP for Nicolet common stock (“stock election shares”), cash (“cash election shares”), or a mix of both. If you fail to make this election, the Independent Fiduciary will make an election for you in case shareholders vote to approve the merger. The Independent Fiduciary will make a separate merger consideration election with respect to shares of unallocated Company stock.

Merger Consideration Proration and Allocation Procedures

The total number of shares of Company common stock that will be converted into the cash consideration shall be no less than 146,800 shares (the “Cash Election Minimum Threshold,” equal to approximately 25% of the issued shares of Company common stock) and no more than 234,900 shares (the “Cash Election Maximum Threshold,” equal to approximately 40% of the issued shares of Company common stock), with the remaining shares being converted into the stock consideration. As a result, the total consideration to be paid in respect of Company common stock shall consist of between approximately 25% and 40% cash, with the remaining shares being exchanged for Nicolet common stock or cancelled. Any cash payments in respect of cancelled shares, including shares underlying restricted stock awards and dissenting shares, and cash in lieu of fractional shares, will not be counted in determining either of the Cash Election Minimum Threshold or the Cash Election Maximum Threshold. If the number of shares electing to receive the cash consideration is between the Cash Election Minimum Threshold and the Cash Election Maximum Threshold, each shareholder who elected a form of merger consideration will receive the merger consideration requested, with no proration, and no-election shares will be exchanged for the stock consideration. However, if cash is undersubscribed, certain stock election shares may be exchanged for the cash consideration. Alternatively, if cash is oversubscribed, certain cash election shares may be exchanged for the stock consideration. Generally, no-election shares will be reallocated to receive the form of merger consideration that is undersubscribed. See page 31 of the proxy statement-prospectus for a complete description of the allocation procedures, including examples.

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Adjustment of Exchange Ratio

The Merger Agreement provides that the exchange ratio is fixed unless the Nicolet Common Stock Price (defined in the agreement as the volume weighted average closing price of Nicolet common stock on the Nasdaq Capital Market over the twenty trading day period ending on the third trading day prior to the closing date) is (a) greater than $43.55, to which the exchange ratio would become floating at the quotient of $148.55 divided by the Nicolet Common Stock Price, or (b) less than $33.55, to which the exchange ratio would become floating at the quotient of $114.44 divided by the Nicolet Common Stock Price. See page 33 of the proxy statement-prospectus for a complete description of the potential adjustment of the exchange ratio, including examples. Under no circumstances shall the number of shares of Nicolet common stock to be issued in the merger equal or exceed 20% of the number of outstanding shares of Nicolet common stock such that Nasdaq rules would require approval of the merger by Nicolet’s shareholders. The parties agree to reduce the number of shares of Nicolet common stock to be issued and to increase the cash to be issued pro rata to avoid such a shareholder vote.

Cash in Lieu of Fractional Shares

In lieu of any fractional shares of Nicolet common stock, Company shareholders, including any affected ESOP participant, will receive an amount in cash (without interest and rounded to the nearest whole cent) as determined by multiplying the Nicolet Common Stock Price by the fractional share of Nicolet common stock to which such holder would otherwise be entitled.

Q.	What will happen to the ESOP and my ESOP account as a result of the transaction?

A.

Upon consummation of the merger, the ESOP will be terminated and the assets in the ESOP will become 100% vested. Upon receipt of the merger consideration, the ESOP will repay its outstanding debt obligation with a portion of the merger consideration it receives with respect to unallocated shares of Company common stock and allocate the remaining portion of that merger consideration to participants. The ESOP will then be liquidated by distributing benefits to participants. At a later date, you will be provided with detailed information about the termination of the ESOP, your options for receiving a distribution of your account under the ESOP, and a special tax notice explaining the tax implications of the options available.

Generally, you will have the right to: (1) roll over the entire amount held in your account under the ESOP to a retirement plan established by Nicolet (if eligible); (2) roll over the entire amount to an individual retirement account or annuity (an IRA); (3) roll over the entire amount to another qualified retirement plan able to accept a rollover; or (4) receive a taxable lump-sum cash distribution. Individuals electing to receive a taxable lump-sum cash distribution may be subject to a 10% excise tax imposed on distribution prior to age 59½ and the ESOP trustee will be required to meet income tax withholding requirements as required by applicable law.

YOU SHOULD CONSULT YOUR TAX AND OTHER ADVISORS FOR ADDITIONAL INFORMATION REGARDING THE TAXATION OF DISTRIBUTIONS FROM THE ESOP.

Q.	Will I owe taxes as a result of the merger and ESOP termination?

A.	The receipt of cash for Company shares by the ESOP as a result of the merger will NOT be a taxable event for the ESOP participants. The taxation of your benefits under the ESOP following the termination of the ESOP and the distribution of your account will depend on the method of distribution you select as described in the preceding question. As soon as administratively feasible, you will be provided with detailed information about your options for receiving a distribution of your accounts under the ESOP and a special tax notice explaining the tax implications of these options.

YOU SHOULD CONSULT YOUR TAX AND OTHER ADVISORS FOR ADDITIONAL INFORMATION REGARDING THE TAXATION OF BENEFITS FROM THE ESOP.

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Q.	When does the Company expect to complete the merger?

A.	At this time, the Company anticipates that the merger will be completed on April 28, 2017, assuming receipt of all regulatory approvals and that the required shareholder approval is obtained at the Special Meeting. The merger is also subject to other closing conditions. The Company cannot assure you as to if and when all the conditions to the merger will be met, nor can the Company predict the exact timing of the completion of the merger. It is also possible that the Company will not complete the merger.

Q.	Who can help answer my questions?

A.	If you have questions about the ESOP, the merger, the Merger Agreement or the special meeting after reading this ESOP Supplement and the enclosed proxy statement-prospectus, you should contact the Independent Fiduciary, John Michael Maier, at maier@professional-fiduciary.com, phone 262-627-0366 or 1841 N Riverwalk Way, Milwaukee WI 53212.

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TIME IS CRITICAL. YOUR IMMEDIATE ATTENTION IS NECESSARY. PLEASE COMPLETE AND

RETURN PROMPTLY IN ACCORDANCE WITH THE PROVIDED INSTRUCTIONS.

VOTING AND ELECTION FORM

THE FIRST NATIONAL BANK - FOX VALLEY

EMPLOYEE STOCK OWNERSHIP PLAN

Please complete all three steps listed below and send all three pages of this Voting and Election Form to the Independent Fiduciary (defined below) by email to maier@professional-fiduciary.com or by using the prepaid envelope provided to you with these materials, to be received no later than 5:00 p.m. on March 31, 2017.

The undersigned, a participant in The First National Bank - Fox Valley Employee Stock Ownership Plan (“ESOP”), hereby directs John Michael Maier of Professional Fiduciary Services, LLC, in his capacity as special independent fiduciary of the ESOP (the "Independent Fiduciary"), to vote, as designated below, all the shares of common stock of participant allocated to the account of the undersigned in the ESOP as of December 31, 2016 (the "Allocated Shares") at the Special Meeting of Shareholders of First Menasha Bancshares, Inc. ("First Menasha") to be held April 3, 2017 and at any and all adjournments thereof in the manner set forth below. The undersigned further designates the Independent Fiduciary to make an election for the Allocated Shares in accordance with the instructions below.

Your instructions will be kept strictly confidential and only an aggregate vote of all shares and an aggregate election regarding the types of merger consideration will be delivered on behalf of the ESOP.

Step 1: Vote.

The undersigned directs the Independent Fiduciary to vote as follows:

A. To authorize, approve and adopt the Agreement and Plan of Merger ("merger agreement") by and between First Menasha and Nicolet Bankshares, Inc. ("Nicolet") dated November 3, 2016, pursuant to which First Menasha will merge with and into Nicolet, and consummate the transactions contemplated by the merger agreement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

B. To adjourn the special meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the transactions contemplated by the merger agreement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

NOTE: In their discretion, the Independent Fiduciary is authorized to vote upon such other business as may properly come before the Special Meeting or any adjournments thereof.

VOTING AND ELECTION FORM - PAGE 1

Step 2: Choose Election.

The undersigned hereby elects to receive the following as consideration for my Allocated Shares (as defined above) to which this Voting and Election Form relates, subject to the terms and conditions of the merger agreement, including the terms related to proration, as calculated in accordance with the merger agreement (MARK ONLY ONE BOX):

ALL STOCK ELECTION (subject to change in accordance with the merger agreement, 3.411 shares of Nicolet common stock (plus cash in lieu of any fractional shares) for EACH share of First Menasha common stock (the “stock consideration”))

☐	Mark this box to elect to make a stock election with respect to ALL of your Allocated Shares.

ALL CASH ELECTION ($131.50 cash for EACH share of First Menasha common stock (the "cash consideration"))

☐	Mark this box to elect to make a cash election with respect to ALL of your Allocated Shares.

MIXED ELECTION (Stock consideration for some of your shares of First Menasha common stock and cash consideration for the remainder of your shares of First Menasha common stock)

☐	Mark this box to elect to make a stock election with respect to a portion of your Allocated Shares (subject to change in accordance with the merger agreement, 3.411 shares of Nicolet common stock plus cash in lieu of any fractional shares for each such share of First Menasha common stock) and a cash election with respect to the remainder of your Allocated Shares ($131.50 cash for each such share of First Menasha common stock). Please fill in the blank to the right to designate the percentage of Allocated Shares for which you would like cash and the percentage for which you would like Nicolet common stock. Note that the percentages must total 100% in order to constitute a proper election.	__________% Cash __________% Nicolet Common Stock _______________________ 100%___TOTAL

NO ELECTION (No preference with respect to the receipt of Nicolet common stock, cash or a combination of stock and cash)

☐	Mark this box to make no election with respect to your Allocated Shares. You will receive consideration in a form to be chosen at the sole discretion of the Independent Fiduciary.

IMPORTANT: In the event the merger consideration becomes payable, elections will be subject to proration in accordance with the merger agreement. No guarantee can be made that you will receive the amount of cash consideration or stock consideration that you elect. If and to the extent that you receive Nicolet common stock as merger consideration, the value of the merger consideration you receive will depend on the price of Nicolet common stock after the time you make your election. In addition, the exchange ratio is subject to adjustment. No guarantee can be made as to the value of the stock consideration received relative to the value of the First Menasha common shares being exchanged. Notwithstanding anything provided herein, the directives provided by the undersigned are subject to the sole discretion of the Independent Fiduciary, the terms and conditions of the ESOP, and the terms and conditions of the merger agreement.

VOTING AND ELECTION FORM - PAGE 2

Note that you must complete all three steps, even if you vote against the transaction. For directives which are unclear or incomplete, the Independent Fiduciary may exercise voting and election powers in his sole discretion.

Step 3: Sign.

By signing below, the undersigned acknowledges and agrees to the terms and instructions set forth in this Voting and Election Form.

Dated: March _____, 2017

Signature of ESOP Participant

Printed Name

VOTING AND ELECTION FORM - PAGE 3